

February 12, 2013

Via E-Mail
Edward Yihua Kang
Chief Executive Officer
Ever-Glory International Group, Inc.
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
People's Republic of China

> **Re:** **Ever-Glory International Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **Response dated January 18, 2013**
> **File No. 001-34124**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 10

1. We note your response to our prior comments 1-5. It appears to us that those primarily responsible for the preparation of your books and records and financial statements (i.e. CFO and Accounting Manager) do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that they do not hold a license such as Certified Public Accountant in the U.S., did not attend U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and we have not been provided any evidence regarding the depth of their U.S. GAAP and Internal Control over Financial Reporting ("ICFR") experience and/or continuing education on the subject. We note in your

response you hired an external consultant who spent "more than 20 hours" reviewing your financial statements. We do not believe the hiring of this consultant mitigates the risk that the persons ultimately responsible for the preparation of the books and records and financial statements do not have the appropriate level of education or experience in U.S. GAAP or ICFR.   Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that the persons primarily responsible for the preparation of the financial statements have limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

2. In connection with the comment above, please ensure to include a risk factor which describes this material weakness and its potential effect on your financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 27

3. We note your response to our prior comment 6. Your response did not fully address our comment. In future filings, please address how the same store sales metric considers relocations, remodels and changes in square footage. Please also address how many months/years a store is open before being included in the same store sales calculation.

You may contact Blaise Rhodes at (202) 551-3774 or Jamie Kessel at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining